UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM U-1
          -------------------------------------------------------------
                           APPLICATION OR DECLARATION
                                      under

                 The Public Utility Holding Company Act of 1935
          -------------------------------------------------------------
                              WPS Resources Corporation
                               700 North Adams Street
                                   P.O. Box 19001
                              Green Bay, WI  54307-9001

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)
          -------------------------------------------------------------
                                      None

       (Name of top registered holding company parent of each applicant or declarant)
          -------------------------------------------------------------
                                   Larry L. Weyers
                        President and Chief Executive Officer
                              WPS Resources Corporation
                               700 North Adams Street
                                   P.O. Box 19001
                              Green Bay, WI  54307-9001

                   (Names and addresses of agents for service)
          -------------------------------------------------------------
   The Commission is requested to mail signed copies of all orders, notices and communications to the following:

                               Michael S. Nolan, Esq.
                                   Foley & Lardner
                              777 East Wisconsin Avenue
                              Milwaukee, WI  53202-5367

                                TABLE OF CONTENTS

                                                                         Page

   ITEM 1.   DESCRIPTION OF THE PROPOSED TRANSACTION . . . . . . . . . . .  1
        A.   Introduction and Request for Commission Action  . . . . . . .  1
        B.   Description of the Parties to the Merger  . . . . . . . . . .  2
             1.   WPSR . . . . . . . . . . . . . . . . . . . . . . . . . .  2
             2.   UPEN . . . . . . . . . . . . . . . . . . . . . . . . . .  6
        C.   Description of Merger . . . . . . . . . . . . . . . . . . . .  9
        D.   Management and Operations of WPSR Following the Merger  . . . 11

   ITEM 2.   FEES, COMMISSIONS AND EXPENSES  . . . . . . . . . . . . . . . 12

   ITEM 3.   APPLICABLE STATUTORY PROVISIONS . . . . . . . . . . . . . . . 13
        A.   Statement of Applicable Provisions  . . . . . . . . . . . . . 13
        B.   The Standards of Section 10 . . . . . . . . . . . . . . . . . 14
             1.   Section 10(b)  . . . . . . . . . . . . . . . . . . . . . 14
                  a)   Section 10(b)(1)   Interlocking Relationships or
                       Concentration of Control  . . . . . . . . . . . . . 15
                  b)   Section 10(b)(2)   Fairness of Consideration
                       and Fees  . . . . . . . . . . . . . . . . . . . . . 21
                  c)   Section 10(b)(3)   Capital Structure and the
                       General Public Interest . . . . . . . . . . . . . . 24
             2.   Section 10(c)  . . . . . . . . . . . . . . . . . . . . . 26
                  a)   Efficiencies and Economies  . . . . . . . . . . . . 26
                  b)   Integrated Public-Utility System  . . . . . . . . . 27
             3.   Section 10(f)  . . . . . . . . . . . . . . . . . . . . . 35
        C.   Continued Exemption of WPSR From Registration . . . . . . . . 35

   ITEM 4.   REGULATORY APPROVALS  . . . . . . . . . . . . . . . . . . . . 36
        A.   State Regulatory Approval . . . . . . . . . . . . . . . . . . 36
        B.   Federal Power Act . . . . . . . . . . . . . . . . . . . . . . 36
        C.   Antitrust . . . . . . . . . . . . . . . . . . . . . . . . . . 37

   ITEM 5.   PROCEDURE . . . . . . . . . . . . . . . . . . . . . . . . . . 37

   ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS . . . . . . . . . . . . . . 38
        A.   Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . 38
        B.   Financial Statements  . . . . . . . . . . . . . . . . . . . . 40

   ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS . . . . . . . . . . . 41




   ITEM 1.   DESCRIPTION OF THE PROPOSED TRANSACTION

        A.   Introduction and Request for Commission Action

             Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"),/1 WPS Resources Corporation ("WPSR"), a Wisconsin corporation and an exempt holding company under the Act, hereby requests that the Securities and Exchange Commission (the "Commission") authorize WPSR's acquisition of all of the issued and outstanding common stock of Upper Peninsula Power Company ("UPPCo"), a Michigan corporation and an electric utility company as defined by Section 2(a)(3) of the Act, all pursuant to the terms of the Agreement and Plan of Merger by and between WPSR and Upper Peninsula Energy Corporation ("UPEN") dated as of July 10, 1997, as amended (the "Merger Agreement") and which provides for the merger of UPEN into WPSR ("Merger"). UPEN is the registered holder and beneficial owner of all of the outstanding common stock of UPPCo. Upon consummation of the Merger, UPPCo will become a direct subsidiary of WPSR.

   ---------
   1/ 15 U.S.C. Sections 79i and 79j.


             Consummation of the Merger is conditioned inter alia on approval herein requested of the Commission under the Act, approval of the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act, as amended ("FPA"), and on the filing of Pre-Merger Notification Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"). It is contemplated that these proceedings can be concluded and consummation of the Merger will occur on or before December 31, 1998.

             The Merger has been approved by the Board of Directors of each of WPSR and UPEN at meetings held on July 10, 1997. The Merger has also been approved by the UPEN shareholders at a special meeting held on January 29, 1998. WPSR's Registration Statement on Form S-4, which includes a Proxy Statement/Prospectus (the "Registration Statement"), was filed with the Commission on August 26, 1997; such Registration Statement, as amended, including the exhibits thereto, is incorporated by reference as Exhibit C-1 hereto. WPSR and UPEN filed an application with the FERC on January 23, 1998, requesting approval of the indirect merger of the jurisdictional facilities of their respective subsidiaries, Wisconsin Public Service Corporation ("Public Service") and UPPCo and the disposition and acquisition of the jurisdictional assets of UPPCo to be effected by virtue of the Merger. WPSR does not presently contemplate a statutory merger of UPPCo into Public Service but such a merger may be effected in the future. The application filed with the FERC, including the exhibits thereto, is incorporated by reference as Exhibit D-1 hereto.

             WPSR requests expedited treatment of this application, so that upon FERC and other regulatory action, WPSR and UPEN will be in a position to consummate the Merger promptly.

        B.   Description of the Parties to the Merger

             1.   WPSR

             WPSR, which is organized under the laws of the State of Wisconsin, is a holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) by virtue of the order of the Commission dated August 10, 1994. WPSR is subject to the jurisdiction of the Public Service Commission of Wisconsin ("Wisconsin Commission") pursuant to the Wisconsin Public Utility Holding Companies Act ("WPUHCA")./2

   --------
   2/    Wis. Stats. Section 196.795.

             WPSR's principal subsidiary is Public Service, a regulated electric and gas utility. Public Service is subject to the regulation of the Wisconsin Commission as to retail electric, gas and steam rates in Wisconsin, issuance of securities, construction of new facilities, transactions with affiliates, levels of short-term debt obligations, and various other matters. Public Service is also subject to the regulation of the Michigan Public Service Commission ("Michigan Commission") as to the various matters associated with retail electric service in Michigan to the same extent that it is regulated by the Wisconsin Commission as noted above, except as to construction of certain new facilities, issuance of securities, levels of short-term debt obligations and advance approval of transactions with affiliates. Wholesale rates for electric energy sold in interstate commerce, wheeling rates for energy transmission in interstate commerce, hydro-electric facilities, and certain other activities of Public Service are subject to the jurisdiction of the FERC. The operation of Public Service's Kewaunee nuclear facilities is subject to regulation by the NRC under the Atomic Energy Act of 1954, as amended. Public Service serves approximately 374,000 electric retail customers and 218,000 gas retail customers in an 11,000 square mile service territory in northeastern Wisconsin and the southern portion of the upper peninsula of Michigan ("Upper Peninsula"). Additionally, Public Service provides wholesale (full or partial requirements) electric service, either directly or indirectly, to twelve municipal utilities, three rural electric cooperatives, and a privately-held utility. Public Service has a total generating capacity of 1,805,264 KW. In 1997, WPSR's total consolidated operating revenues were $878,340,000, of which approximately $690,500,000 were derived from Public Service.

             Public Service is a member of Wisconsin-Upper Michigan Systems ("WUMS"), a subregion of the Mid-America Interconnected Network ("MAIN"). MAIN is one of the ten regional councils within the National Electric Reliability Council.

             Public Service operates and has a 41.2% ownership interest in Kewaunee Nuclear Power Plant ("Kewaunee") which operates with a Nuclear Regulatory Commission ("NRC") license which expires in 2013./3 Public Service has a 33.12% ownership share of Wisconsin River Power Company ("WRPC") which is a public utility that sells the output of its generating resources to its owners./4 Public Service also owns: (1) a 31.8% share of the Columbia Energy Center which is jointly owned with Wisconsin Power & Light Company ("WP&L"), the operator, and Madison Gas and Electric Company ("MG&E"); (2) a 31.8% share of Edgewater Steam Plant Unit #4 which is jointly owned with WP&L; and (3) a 68% share in a combustion turbine owned jointly with Marshfield Electric and Water Department. Attached as Exhibit E-6 is a complete list of generating facilities in which Public Service has an ownership interest.

   ------------
   3/   The other owners of Kewaunee are WP&L (41%) and MG&E (17.8%).

   4/ WRPC is owned by Consolidated Water Power Company (33.76%), Public Service (33.12%) and WP&L (33.12%).


             Public Service also has a 26.9% ownership of the voting stock of Wisconsin Valley Improvement Company which operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce a uniform stream flow and charges water tolls to benefited power plant owners. Finally, Public Service has a wholly-owned non-utility subsidiary, Public Service Leasing, Inc. which was organized in 1994 to participate in the financing of specific utility projects.

             WPSR also owns operating non-utility subsidiaries: WPS Energy Services, Inc. ("ESI") and WPS Power Development, Inc. ("PDI"). ESI is a diversified energy company organized to offer electric and gas marketing services, energy management services, project management, and energy consulting services to wholesale and retail participants in the non-regulated energy marketplace. PDI is a company organized to participate in the development of electric generation and to provide services to the power generation industry. PDI's services include: acquisition and investment analysis; project development, engineering, and management services; and operations and maintenance services. PDI has two wholly-owned subsidiaries, PDI Stoneman Operations, Inc. and PDI Stoneman, Inc. PDI Stoneman, Inc. has a 66-2/3% ownership interest in Mid-American Power LLC which owns the E.J. Stoneman coal-fired plant. Finally, WPSR owns WPS Visions, Inc. which serves as a business research and development vehicle.

             Additional information regarding WPSR and its subsidiaries is set forth in the following documents, each of which is incorporated herein by reference:

             (i)   Restated Articles of Incorporation of WPSR, Exhibit A-1;

             (ii)  Articles of Incorporation of Public Service, Exhibit A-2;

             (iii) Registration Statement on Form S-4 filed on August 26, 1997, as amended, Exhibit C-1;

             (iv) Annual Report on Form 10-K for the year ended December 31, 1996, Exhibit G-1;

             (v) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997, Exhibit G-3;

             (vi) Current Reports on Form 8-K dated March 10, 1997, June 7, 1997, and October 20, 1997, Exhibit G-5;

             (vii) Commission Order dated August 10, 1994, granting WPSR an exemption under Section 3(a)(1), Release No. 35-26101, Exhibit H-1; and

             (viii) Form U-3A-2 of Public Service for calendar year 1996, filed on February 27, 1997, Commission File Number 69-35, Exhibit H-2.

             2.   UPEN

             UPEN, which is organized under the laws of the State of Michigan, is a holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1). UPEN's principal subsidiary, UPPCo, is an electric utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in the Upper Peninsula. UPPCo is subject to the regulation of the Michigan Commission as to retail electric service and rates and various other matters. Wholesale rates for electric energy sold in interstate commerce, wheeling rates for energy transmission in interstate commerce, hydroelectric facilities, and certain other activities of UPPCo are subject to the jurisdiction of the FERC.

             UPPCo owns 103 MW of generating capacity that is connected to its integrated system, including 55 MW of combustion turbine generating capacity, 30 MW of hydroelectric generating capacity, and 18 MW of capacity in the natural gas/coal-fired J. H. Warden generating plant which is available but has not been operated since 1994 because of high running costs. UPPCo's annual peak load for its integrated system in 1996 was 137 MW and an additional 8 MW for the City of Iron River and surrounding area. Attached as Exhibit E-2 is a list of the generating facilities in which UPPCo has an ownership interest.

             UPPCo had a contract to purchase from Wisconsin Electric Power Company ("Wisconsin Electric") 65 MW of firm power that expired on December 31, 1997. UPPCo also had a contract to purchase from Northern States Power Company ("NSP") 35 MW of non-firm power that expired on December 31, 1997. UPPCo makes other non-firm purchases from electric utilities in the region as well as power marketers.

             Beginning January 1, 1998, UPPCo has a contract with Commonwealth Edison Company ("Commonwealth Edison") to purchase 55 MW of firm power for one year. For 1998, UPPCo also has 55 MW of capacity which it obtains under the UPPCo-Wisconsin Electric Generation Capacity Exchange Agreement. After 1998, UPPCo has the right to obtain an additional 10 MW of capacity under this contract. Also beginning on January 1, 1998, UPPCo has a contract with Public Service to purchase partial requirements interruptible power under the W-2 tariff which is on file with the FERC. These contracts will provide the bulk of UPPCo's requirements through the end of 1998.

             UPPCo's electric service territory lies entirely within the Upper Peninsula. UPPCo's customer mix is comprised of approximately 43,000 residential accounts, approximately 5,000 small commercial and industrial accounts, and eight large commercial and industrial accounts
   for an approximate total of 48,000 customers.   UPPCo currently also has
   nine purchasers of wholesale power.

             UPPCo owns and operates approximately 3,214 miles of transmission and distribution lines. The western end of UPPCo's transmission system is interconnected with Wisconsin Electric, and the eastern end of UPPCo's transmission system is interconnected with Edison Sault Electric Company ("Edison Sault")./5 Like Public Service, UPPCo is a member of WUMS.

   ----------
   5/ For reliability purposes, the interconnection between UPPCo and Edison Sault is normally open, and typically would be used by Edison Sault only in the event of a localized interruption of service. The connection exists solely as a means to help maintain system reliability in emergency situations and was not designed as an interconnection through which scheduled bulk power transfers occur.


             UPPCo is party to three joint use of transmission agreements with other utilities having facilities in the Upper Peninsula. The oldest of these is a Joint Use of Transmission Agreement between UPPCo and Wisconsin Electric dated December 8, 1987./6 More recently, UPPCo has entered into (1) a joint use of transmission agreement among itself, Edison Sault, Wisconsin Electric and Cloverland Electric Cooperative, and
   (2) the Western Joint Use of Transmission Agreement with Wisconsin Electric, dated June 1, 1995. These agreements provide each party with reciprocal rights to use certain transmission facilities of the other parties to the agreement.

   ----------

   6/ By letter dated December 30, 1997, Wisconsin Electric gave UPPCo notice that this agreement is to be canceled as of December 31, 1998.

             UPEN has two other subsidiaries in addition to UPPCo: Upper Peninsula Building Development Company, which owns the corporate headquarters building and leases it to UPPCo, and PENVEST, Inc., which explores investment opportunities in telecommunications, engineering services, and other non-regulated businesses.

             Additional information regarding UPEN and its subsidiaries is set forth in the following documents, each of which is incorporated herein by reference:

             (i)  Articles of Incorporation of UPEN, Exhibit A-3;

             (ii) Articles of Incorporation of UPPCo, Exhibit A-4;

             (iii) Annual Report on Form 10-K for the year ended December 31, 1996, Exhibit G-2;

             (iv) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997, Exhibit G-4;

             (v)  Current Report on Form 8-K dated July 18, 1997, Exhibit G-
   6; and

             (vi) Form U-3A-2 for calendar year 1996, filed on February 27, 1997, Commission File Number 69-355, Exhibit H-3.

        C.   Description of Merger

             On July 10, 1997, WPSR and UPEN entered into the Merger Agreement./7 Such Merger Agreement is filed herewith and incorporated by reference as Exhibit B-1. The Merger Agreement contemplates that UPEN will be merged with and into WPSR. The separate corporate existence of UPEN will cease, and WPSR will be the surviving corporation.

   ---------

   7/ For a discussion of the events leading up to the execution of the Merger Agreement, see Exhibit C-1, pp. 23-27, which is incorporated herein by reference.

             Under the Merger Agreement, each outstanding share of UPEN Common Stock (other than UPEN Common Stock owned by UPEN or WPSR or any of their respective subsidiaries) will, upon consummation of the Merger, be converted (subject to cash payment for fractional shares of WPSR Common Stock) into the right to receive 0.9 of a share of WPSR Common Stock. The total value of the stock consideration to be issued in exchange for all of UPEN's Common Stock could be approximately $62,060,000 to $90,934,000.

   ----------

   8/ These figures were derived from the 52-week low and high prices of WPSR Common Stock as traded on the New York Stock Exchange and reported in The Wall Street Journal, January 16, 1998.

             The Board of Directors of each party has approved the Merger Agreement. The shareholders of UPEN have also approved the Merger. Approval of the Merger by the shareholders of WPSR is not required. The Merger is subject to customary closing conditions. Consummation of the Merger is also subject to receipt of regulatory approvals including the approval of the Commission herein requested, approval of the FERC, and filing of the requisite notifications under the HSR Act and the expiration of applicable waiting periods thereunder. UPEN has agreed to certain undertakings and limitations regarding the conduct of its business prior to the closing of the Merger.

             The Merger is designed to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. No gain or loss would be recognized by WPSR, UPEN, or the shareholders of UPEN or WPSR (except for gain or loss attributable to cash received in lieu of fractional shares of WPSR's Common Stock) for federal income tax purposes as a result of the consummation of the Merger. The Merger will be treated as a "pooling of interests" for accounting and financial reporting purposes.

             The Merger Agreement may be terminated in certain circumstances, whether before or after approval and adoption of the Merger Agreement by the shareholders of UPEN, including, but not limited to, the following:
   by mutual written consent of WPSR and UPEN and by either party if the Merger is not consummated by December 31, 1998 (which date may under certain circumstances be extended to June 30, 1999). The Merger Agreement provides for a termination fee to be paid by one party to the other in certain circumstances, which fee ranges from $3,000,000 to $6,000,000 depending on the circumstances and date of the termination.

        D.   Management and Operations of WPSR Following the Merger

             Upon completion of the Merger, UPPCo will become a subsidiary of WPSR, which will own all of the issued and outstanding common stock of UPPCo.

             WPSR contemplates that UPPCo and Public Service will continue to operate as separate corporations. An advisory board will be appointed to assist the Board of Directors of UPPCo with the transition of UPPCo into the WPSR holding company system as contemplated by the Merger Agreement.

             During the three-year period following the consummation of the Merger, to the extent reasonably practicable and consistent with past practices, WPSR will cause supplies and services for UPPCo to be purchased from vendors located in the service area of UPPCo so long as the prices and fees are reasonable and the quality is comparable to alternative vendors. Also, during the five-year period following the consummation of the Merger, WPSR will provide, or cause its subsidiaries to provide, charitable contributions and community support within the service area of UPPCo at a level at least comparable to pre-merger contributions and support.

             Although Public Service and UPPCo currently maintain independent control areas, Public Service provides a range of system control, dispatch, and customer call services to UPPCo under contracts executed in 1996. Public Service also supplies a limited amount of electric energy to UPPCo in the form of regulating service which follows the moment-to-moment and hourly changes in UPPCo's system load. Following the Merger, some or all of these services will continue because Public Service and UPPCo will continue to operate their separate control areas in much the same manner as before the Merger. The parties expect, however, that, as affiliates, they will be able to coordinate more closely their system planning and operation than in the past.

             Following the Merger, WPSR's Board of Directors, which will remain classified into three classes, will be increased by one member who will be designated by the UPEN Board of Directors, subject to acceptance by the WPSR Board of Directors.

             Clarence R. Fisher has entered into an employment agreement with UPPCo for a term of three years commencing on the effective time of the Merger and ending on the third anniversary of the effective time, and thereafter, UPPCo will employ Mr. Fisher as a consultant for a period of two years.

        ITEM 2.   FEES, COMMISSIONS AND EXPENSES

             The fees, commissions and expenses paid or incurred or to be paid or incurred, directly or indirectly, in connection with the Merger, including the solicitation of proxies, registration of securities of WPSR under the Securities Act of 1933, and other related matters, are estimated as follows:

   Commission filing fee for the
   Registration Statement on Form S-4
   (the "Registration Statement" . . . . . . . . . . . . .  $22,527

   Accountant's fees . . . . . . . . . . . . . . . . . . .  163,300

   Legal fees and expenses   . . . . . . . . . . . . . .  1,451,773

   HSR Act filing fee  . . . . . . . . . . . . . . . . . .   45,000

   Investment bankers' fees and expenses . . . . . . . .  1,650,000

   Consulting fees related to human resource
   issues, public relations, regulatory support,
   and other matters relating to the Merger  . . . . . . .  267,245

   Other . . . . . . . . . . . . . . . . . . . . . . . . .  169,653
                                                          ---------
   TOTAL . . . . . . . . . . . . . . . . . . . . . . .   $3,724,498


        ITEM 3.   APPLICABLE STATUTORY PROVISIONS

        A.   Statement of Applicable Provisions

             Sections 9(a)(2), 10(b), (c) and (f) of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the Merger.

             Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate . . . of such company and of any other public-utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any persons that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company . . . ."

             WPSR must obtain the approval of the Commission for the Merger under Sections 9(a)(2) and 10 of the Act because (a) WPSR currently owns more than five percent of the voting securities of Public Service, (b) WPSR will directly acquire more than five percent of the voting securities of UPPCo, a public utility company as defined in Section 2(a)(5) of the Act, and (c) UPPCo will become an "affiliate" of WPSR as a result of the Merger. The statutory standards to be considered by the Commission in evaluating the Merger are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

             As set forth more fully below, the Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission./9 Thus:

      - the consideration to be paid in the Merger is fair and reasonable;

      - the Merger will not create detrimental interlocking relations or concentration of control;

      - the Merger will not result in an unduly complicated capital structure for the WPSR system;

      - the Merger is in the public interest and the interests of investors and consumers;

      - the Merger tends toward the economical and efficient development of an integrated electric utility system; and

      - the Merger will comply with all applicable state laws.

   ----------
   9/ While Section 10(c) requires that an acquisition be consistent with the provisions of Sections 8 and 11, those sections by their terms are applicable only to registered holding companies.

        B.   The Standards of Section 10

             1.   Section 10(b)

             Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under
   Section 9(a) unless:

                  (a) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                  (b) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                  (c) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

             a) Section 10(b)(1) -- Interlocking Relationships or Concentration of Control

             The Commission may not approve a Merger under Section 10(b)(1) if:

             such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

                  (1)  Interlocking Relationships

             By its nature, any Merger results in new links between previously unrelated companies. However, these links are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.

             Following the Merger, the Merger Agreement provides for WPSR's Board of Directors to include a member designated by the UPEN Board of Directors and subject to approval by the WPSR Board of Directors. Also following the Merger, the Board of Directors of Public Service and UPPCo will have common members and may be composed entirely of the same individuals. The Merger Agreement also provides that WPSR will cause an Advisory Board to be appointed to assist the Board of Directors of UPPCo in connection with the transition in the management of UPPCo's operations contemplated by the Merger Agreement. Five persons serving as outside directors of UPEN will be offered the opportunity to serve on the Advisory Board. Forging these relationships will permit the integration of UPPCo into the WPSR system, will be in the public interest and the interest of investors and consumers, and will be beneficial to the protected interests under the Act and thus are not prohibited by Section 10(b)(1). In similar situations, the Commission has recognized that common directors among companies in a coordinated system are permissible and that an integrated public utility holding company system presupposes, in the interest of efficiencies and economies, the existence of interlocking officers and directors.

   -----------
   10/ See, e.g., Northeast Util., 50 S.E.C. 427 (1990); CIPSCO, Inc., 47 S.E.C. 174 (1990); American Natural Gas Co., 36 S.E.C. 387 (1955).

                  (2)  Concentration of Control

             Section 10(b)(1) is designed to prevent utility acquisitions that result in an undue concentration of economic power. Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system./11 In applying
   Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed."/12

   -----------
   11/  American Elec. Power Co., 46 S.E.C. 1299, 1309 (1978).

   12/ Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968), rev'd on other grounds, 413 F. 2d 1052 (D.C. Cir. 1969).

             As discussed below, the Merger will not create a "huge, complex, and irrational system" of a type at which the Act is directed, but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers./13 Further,
   Section 10(b)(1) must be construed in light of the policy stated in
   Section 1(b)(4) of the Act, where Congress, in its statement of abuses and conditions which adversely affect the public interest, condemned "the growth and extension of holding companies [that] bear no relation to economy of management and operation or the integration and coordination of related operating properties."

   ------------
   13/  American Elec. Power Co., 46 S.E.C. 1299, 1308 (1978).

             Thus, Section 10(b)(1) enables the Commission to "exercise its best judgment as to the maximum size of a holding company in a particular area, considering the state of the art and the area or region affected."/14 Against this background, the Commission reaches its determination whether to prohibit the expansion of a system under Section 10(b)(1) "on the basis of all circumstances, not on the basis of size alone. /15"

   ------------
   14/ Entergy Corp., 51 S.E.C. 869, 876, citing Centerior Energy Corp., 35 S.E.C. Docket 769 and American Elec. Power Co., 46 S.E.C. 1299.

   15/ See, e.g., Northeast Util., 50 S.E.C. at 443-45; Sierra Pacific Resources, 40 S.E.C. Docket 103, 107 (Jan. 28, 1988); Centerior Energy Corp., 35 S.E.C. Docket at 771.

             The factors to be considered are (a) the size of the combined system, considering the state of the art and the area affected; (b) the efficiencies and economies that can be achieved through the integration and coordination of utility operations; and (c) the competitive effects of the acquisition.

                  (a)  Size

             As of December 31, 1997, WPSR had total consolidated operating revenues of $878,340,000 and total consolidated assets of $1,299,602,000. As of December 31, 1997, Public Service served 374,567 electric retail customers and 218,299 gas retail customers.

             As of December 31, 1997, UPEN had total operating revenues of $60,104,000, and at December 31, 1997, UPEN had total assets of $136,844,000. As of December 31, 1997, UPPCo served 48,185 electric customers.

             If the Merger had been consummated on December 31, 1997, WPSR would have pro forma combined assets of approximately $1,435,804,000. Combined pro forma operating revenues of WPSR and UPEN would total approximately $938,444,000 for the year ending December 31, 1997. WPSR, through Public Service and UPPCo, would serve approximately 418,000 electric retail customers and continue to serve 218,000 gas retail customers. Thus, by no means would WPSR become excessively large. By comparison, the Commission has approved a number of mergers and acquisition involving significantly larger operating utilities./16 In addition, Public Service would not exceed the scope or scale of other utility companies either in Wisconsin or nationwide./17

   -----------
   16/ See, e.g., TUC Holding Co., 65 S.E.C. Docket 301 (August 1, 1997) (acquisition of Texas Utilities Company and ENSERCH Corp. combined assets at time of acquisition of approximately $419.6 billion); Ameren Corp., 66 S.E.C. Docket 485 (Dec. 30, 1997) (combination of Union Electric Co. and Central Illinois Public Service Co.; combined assets at time of acquisition of approximately $8.9 billion); Entergy Corp., 51 S.E.C. 869 (acquisition of Gulf States; combined assets at time of acquisition in excess of $21 billion); Northeast Util., 50 S.E.C. 427 (acquisition of Public Service Company of New Hampshire; combined assets at time of acquisition of approximately $9 billion); Southern Co., 40 S.E.C. Docket 350 (Feb. 12, 1988) (acquisition of Savannah Electric and Power Company to create a system with assets of $20 billion); Centerior Energy Corp., 35 S.E.C. Docket 769 (combination of Cleveland Electric Illuminating and Toledo Edison; combined assets at time of acquisition of approximately $9.1 billion).

   17/  Id.


             (b)  Efficiencies and Economies

             The Commission favors assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. As the Commission stated in American Electric Power Company, although the framers of the Act were concerned about "the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations . . . [and] [t]hey wished to preserve these opportunities . . . ." 46 SEC at 1309.

             More recent pronouncements of the Commission confirm the use of this approach. Thus, in Centerior Energy Corp., 49 S.E.C. 472 (1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone."/18 In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests./19

   -------------
   18/  See also Entergy Corp., 51 S.E.C. 869 (1993).

   19/  1995 Report at 73-74.

             By virtue of the Merger, both Public Service and UPPCo will achieve cost savings, primarily from the consolidation of administrative, engineering and accounting functions, other support services and the joint utilization of various Public Service advanced technologies. These savings are expected to amount to approximately $56 million, net of the costs of achieving those savings but excluding the transaction costs, during the ten years following consummation of the Merger.

             Beyond these Merger-related projected cost savings, WPSR believes that the Merger will, over time, result in lower aggregate rates for the UPPCo customers. Public Service has present operations in the Upper Peninsula which are approximately 2% of the total Public Service electric operations and consist of retail and three small, transmission-dependent wholesale customers. The area served by Public Service in Michigan is similar demographically and geographically to the UPPCo service territory. Public Service's present Michigan rates are the lowest of the 21 Michigan Commission jurisdictional utilities. Based on this track record, it is anticipated that Public Service, over time, will be able to lower the UPPCo rates. Thus, this Merger should provide benefits to customers that could not be obtained absent the Merger.

                  (c)  Competitive Effects

             Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination./20 As the Commission noted in Northeast Utilities, 47 S.E.C. Docket 1270 (1990), the "antitrust ramifications of an acquisition must be considered in light of the fact that the public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to customers." UPEN and WPSR will file Notification and Report Forms with the Department of Justice and the Federal Trade Commission, pursuant to the HSR Act describing the effects of the Merger on competition in the relevant market.

   ------------
   20/ See Entergy Corp., supra, at 2041, citing Municipal Electric Ass'n of Mass. v. SEC, 413 F. 2d 1052, 1056-1058 (D.C. Cir. 1969).


             In addition, the competitive impact of the Merger will be fully considered by the FERC. WPSR and UPEN have filed an application with the FERC requesting approval of the Merger. In preparing the application, WPSR retained Dr. Mark W. Frankena, Senior Vice President of Economics Incorporated, to evaluate the competitive impacts of the Merger. Dr. Frankena reached the following conclusion, "The Merger of WPSR and UPEN raises no competitive concerns." The application filed by UPEN and WPSR with the FERC is incorporated herein as Exhibit D-1. The Commission may appropriately rely upon the FERC with respect to such matters./21

   -------------
   21/ Entergy Corp., supra, at 2042, citing City of Holyoke Gas & Elec. Dep't v. SEC, 972 F.2d 358, 363-64, quoting Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).

             For these reasons, the Merger will not "tend toward interlocking relations or the concentration of control" of public-utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

             b)   Section 10(b)(2) -- Fairness of Consideration and Fees

             The Commission may not approve a Merger under Section 10(b)(2) if:

             the consideration, including all fees, commissions and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with the acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity . . . of the utility assets underlying the securities to be acquired.

                  (1)  Fairness of Consideration

             In its determination as to whether or not consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission has considered whether the price was decided as the result of arms-length negotiations/22 and whether each party's Board of Directors has approved the purchase price./23 The Commission also considers the opinions of investment bankers and the earnings, dividends, and book and market value of the shares of the company to be acquired./24

   -----------
   22/  American Natural Gas Co., 43 S.E.C. 203 (1966).

   23/  Consolidated Natural Gas Co., 45 S.E.C. Docket 672, 674 (Feb. 14,
        1990).

   24/  Northeast Util., 42 S.E.C. 963 (1966).

             Upon consummation of the Merger, each share of UPEN Common Stock will be converted into 0.9 shares of WPSR Common Stock, subject to adjustment for cash payments in lieu of fractional shares (the "Conversion Ratio"). This Conversion Ratio was the product of extensive and vigorous arms-length negotiations between WPSR and UPEN, preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the companies. The Conversion Ratio was approved by the respective Boards of each of WPSR and UPEN after extensive presentations and deliberations, and approved by the shareholders of UPEN.

             In addition, Wasserstein Perella & Co., Inc. has reviewed extensive information concerning the companies and analyzed the Conversion Ratio. Wasserstein Perella & Co., Inc. rendered the opinion that the Conversion Ratio provided for pursuant to the Merger Agreement was fair to the holders of UPEN common stock from a financial point of view. Wasserstein Perella & Co., Inc.'s opinion is incorporated herein by reference as Appendix B to Exhibit C-1.

             In light of this opinion and an analysis of all relevant factors, including the benefits expected to be realized as a result of the Merger, WPSR believes that the Conversion Ratio falls within the range of reasonableness, and the consideration for the Merger bears a fair relation to the sums invested in, and the earning capacity of, the utility assets underlying the common stock of UPEN.

                  (2)  Reasonableness of Fees

             WPSR believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Merger are reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers. They are also consistent with recent precedent. For these reasons, WPSR believes that these fees meet the standards of Section 10(b)(2).

             As set forth in Item 2 of this Application, WPSR and UPEN together expect to incur a combined total of approximately $3.7 million in fees, commissions and expenses in connection with the Merger.

             By contrast, the Cincinnati Gas and Electric Company and PSI Resources, Inc. together incurred $47.1 million in fees, commissions and expenses in connection with their combination into CINergy Corp.; Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service Company of New Hampshire; Entergy alone incurred $38 million in fees in connection with its acquisition of Gulf States Utilities; and New Century Energies incurred more than $23 million in connection with its formation and the combination of Southwestern Public Service Company and Public Service Company of Colorado-all of which amounts were approved as reasonable by the Commission./25

   -----------
   25/ See CINergy Corp., 57 S.E.C. Docket 2353 (1994); Northeast Utilities, 51 S.E.C. Docket 934 (June 3, 1992); Entergy
        Corporation, 51 S.E.C. 869 (1993); New Century Energies,
        65 S.E.C. Docket 277 (1997).

             With respect to financial advisory fees, UPEN and WPSR believe that the fees payable to their respective financial advisors are fair and reasonable for similar reasons.

             c) Section 10(b)(3) -- Capital Structure and the General Public Interest

             Section 10(b)(3) requires the Commission to determine whether the Merger:

             will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

                  (1)  No Undue Complication of Capital Structure

             The Merger has been designed to achieve the business combination of WPSR and UPEN by the simplest means possible. With regard to capital structure, these means involve the exchange of UPEN Common Stock for WPSR Common Stock, while leaving all other elements of the existing capital structure in place. Following the Merger, the only issued and outstanding securities of WPSR will be voting common stock./26 WPSR believes this capital structure is not unduly complicated, but rather maintains, to the greatest extent possible, the simplicity of the capital structure of each constituent entity.

   -----------
   26/  The pro forma common equity to total capitalization ratio is 62%.

             The Commission has approved applications for acquisitions in which the capital structure of the holding company was substantially similar to that contemplated by the Merger, in that these acquisitions involved exchanges of common stock only, no other equity securities at the holding company level, and maintenance of the existing capital structure, including outstanding preferred stock, of the constituent companies./27

   -------------
   27/  CINergy Corp., 57 S.E.C. Docket 2353.

             For these reasons, the Company believes that the Merger will not unduly complicate the capital structure.

                  (2)  No Detriment to the Public Interest or
                       Proper Functioning of the Holding Company
                       System

             As discussed earlier, WPSR believes that the Merger will affirmatively serve the public interest and enhance the proper functioning of the combined enterprise. See Item 3.B.2.

             Moreover, as noted by the Commission in Entergy Corporation, 51 S.E.C. 869 (1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities market themselves." WPSR will continue to be a reporting company subject to the continuous disclosure requirements of the 1934 Act following the completion of the Merger. The various reports filed by UPEN/28 and WPSR under that Act provide readily available information concerning the companies and the Merger. Furthermore, the consummation of the Merger is subject to obtaining the approval of FERC under section 203 of the FPA which requires a finding by FERC that the Merger be "consistent with the public interest." For these reasons, WPSR believes that the Merger will be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

   ------------
   28/  UPEN will cease to exist after the Merger.

             2.   Section 10(c)

             Section 10(c)(2) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

             acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-
             utility system . . . ./29

   ------------
   29/ Section 10(c)(1) provides that the Commission shall not approve "an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11." By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore inapplicable to WPSR or UPEN, since neither is a registered holding company. Since it is contemplated that WPSR will remain an unregistered exempt holding company after completion of the Merger, this Section is not applicable.

             Because the Merger is expected to result in cost savings and synergies, it will tend toward the economical and efficient development of an integrated public-utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

             a)   Efficiencies and Economies

             The Merger will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met./30 Some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable."/31

   -----------
   30/  See American Electric Power Co., 46 S.E.C. 1299, 1320-21 (1978).

   31/  Centerior Energy Corp., 49 S.E.C. 472 (1986).

             UPEN and WPSR have estimated the net nominal dollar value of synergies from the Merger to be approximately $56 million./32 This cost savings comes primarily from the consolidation of administrative, engineering and accounting functions, other support services and the joint utilization of various Public Service advanced technologies.

   ---------
   32/ Merger synergies are stated in nominal dollars over ten years following the completion of the Merger and are net of the costs of achieving those savings but excluding the transaction costs.

             b)   Integrated Public-Utility System

             As applied to electric utility companies, the term "integrated public-utility system" is defined in Section 2(a)(29)(A) of the Act as:

             a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

             On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated electric system will result from a proposed acquisition of securities:

                  (1)  the utility assets of the system are
                       physically interconnected or capable of
                       physical interconnection;

                  (2)  the utility assets, under normal
                       conditions, may be economically
                       operated as a single interconnected and
                       coordinated system;

                  (3)  the system must be confined in its
                       operations to a single area or region; and

                  (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.33/

   -----------
   33/  Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir
        1990) (citing In re Electric Energy, Inc., et al., 38 SEC 658, 668
        (1958).

             In the 1995 Report, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement."/34
   The Merger satisfies all four of these requirements.

   -----------
   34/  1995 Report at 71.

             First, WPSR's system will meet the requirements of Section 2(a)(29)(A) in that the service territories of Public Service and UPPCo "are capable of physical interconnection" because their transmission systems are only sixty miles apart and they are operationally interconnected through existing transmission lines owned by Wisconsin Electric to which UPPCo and Public Service have access pursuant to open access transmission tariffs./35 For most of 1998, UPPCo has reserved 15 MW of firm monthly transmission capacity on the Wisconsin-Upper Peninsula interface which is the transmission interface that is internal to the Wisconsin Electric system between eastern Wisconsin and the Upper Peninsula. Wisconsin Electric has also agreed to maintain 45 MW of this interface available at all times for use by third parties as a condition of approval of its proposed merger with ESELCO./36 Public Service and UPPCo will make use of these 45 MW for interconnected and coordinated operations. Thus, during non-peak periods, 45 MW of capacity in this interconnection can be available to UPPCo and Public Service for integrated and coordinated operations.

   -----------
   35/ The Wisconsin Electric facilities that separate the transmission systems of Public Service and UPPCo are the same transmission facilities that tie eastern Wisconsin to the Upper Peninsula. Presently, the transfer capability from Wisconsin to the Upper Peninsula is limited to approximately 200 MW; the transfer capability from the Upper Peninsula to Wisconsin is approximately 330 MW.

   36/ Application of Wisconsin Energy Corporation and ESELCO, FERC Docket No. EC98-8-000 at 11.

             Given the limits of its generating resources, as discussed above in Item 1.B.2, UPPCo is not a significant seller of capacity or energy.
   It is important to note that the existing transmission link between UPPCo and Public Service, through the Wisconsin Electric transmission system, has been sufficient to accommodate the partial requirements interruptible power sold to UPPCo by Public Service under a W-2 tariff. The circumstance of UPPCo, after the merger, will not be materially different in terms of electric isolation than is the circumstance of various parts of the existing Public Service native load service territory. /37

   -----------
   37/ Having physical interconnection of the utility assets in the existing constrained environment in Wisconsin does not necessarily insure that the utility assets will not be isolated from the integrated utility system. For instance, under certain circumstances, facilities owned by Public Service are isolated from the rest of the Public Service system because the transmission lines are so congested that electric flows may not reach the facility. This is similar to but greater than the isolation of UPPCo, which will actually be assured of 45 MWs of "interconnectedness" around the clock.

             Like UPPCo, Public Service also is a net purchaser of electricity. Public Service has agreements to purchase electricity from, among other wholesale suppliers, NSP and Commonwealth Edison. Neither UPPCo nor Public Service is likely to have excess generation available to sell to the other during periods when the transmission interface is constrained. Furthermore, the electric constraint posed by the interconnection would have the same effect in the potential movement of power between UPPCo and Public Service, regardless of whether it is owned by Wisconsin Electric or Public Service. The existing transmission access that UPPCo and Public Service have is sufficient to meet their needs for coordination.

             Also, Public Service and UPPCo, who have been active participants in the development of an independent system operator ("ISO"), will voluntarily join an ISO once one is formed that is acceptable to the FERC, meets the needs of their customers, and covers a sufficiently broad region of the upper Midwest, including one or more of the major interfaces required to import capacity and energy into Wisconsin and the Upper Peninsula. This should alleviate any concerns regarding the utilities' ability to be physically interconnected.

             Although a majority of the service systems of Public Service and UPPCo are not contiguous, they are in close proximity. See Exhibit E-1. UPPCo is, in fact, closer in proximity to Public Service than to any Michigan utility in the lower portion of Michigan because the Upper Peninsula is physically contiguous to Wisconsin and not the lower portion of Michigan. Because UPPCo's service territory is in close proximity to Public Service's territory, UPPCo will more likely achieve economies through a merger with a Wisconsin utility, Public Service, than any Michigan utility. Public Service and UPPCo are thus, in the words of the definition, "so located and related that substantial economies may be effectuated by being operated as a single coordinated system."

             Second, Public Service and UPPCo may be operated economically as a single interconnected and coordinated system. In fact, even before the Merger Agreement was signed by WPSR and UPEN, their utility subsidiaries, Public Service and UPPCo, were coordinating their efforts and working together to the benefit of both utilities. Over the years, Public Service and UPPCo have entered into a number of contractual agreements. In March 1994, UPPCo and Public Service entered into a Coordination Sales Tariff pursuant to which UPPCo had agreed to purchase, on a tariff basis, certain power and energy from Public Service, including negotiated capacity and energy, general purpose energy and emergency energy. In 1996, UPPCo and Public Service entered the following agreements: (a) System Capacity and Energy Exchange Agreement pursuant to which Public Service provides regulating services to UPPCo; (b) Trouble Orders and Call Out Service Agreement pursuant to which Public Service provides to UPPCo after hours call handling and service crew dispatch services; (c) System Control Agreement pursuant to which Public Service provides generation and transmission dispatch services to UPPCo; (d) Customer Call Center Agreement pursuant to which Public Service agrees to share Public Service's customer call center systems and services with UPPCo; (e) Electric Service Agreement pursuant to which Public Service agrees to purchase certain power and energy from UPPCo, including negotiated capacity and energy, general purpose energy and emergency energy; and (f) Partial Requirements Service Agreement pursuant to which UPPCo agrees, beginning on January 1, 1998, to purchase from Public Service, on a tariff basis, part of its energy requirements (replacing the System Capacity and Energy Exchange Agreement described above). In addition, in 1996, UPPCo and ESI entered into an Electric Service Agreement pursuant to which UPPCo agrees to purchase certain power and energy from ESI, including negotiated capacity and energy, general purpose and emergency energy.

             In addition to existing contractual relationships between Public Service and UPPCo, they have entered into a Coordination and Allocation Agreement ("Coordination Agreement") which establishes the basic contractual framework pursuant to which Public Service and UPPCo will coordinate their activities and allocate certain costs and revenues between themselves. The Coordination Agreement which was filed as part of the application filed with the FERC, Exhibit D-1, is herein incorporated by reference.

             Also, with UPPCo and Public Service being net purchasers of electricity, they can coordinate and adjust their purchases from third parties based on each utility's needs and the economics associated with the dispatch of power plants as compared to "takes" under power purchase agreements. The combined power purchase demands of UPPCo and Public Service should have considerably more market leverage than UPPCo's degree of market leverage. Also, coordinated joint purchasing coupled with the partial requirements service from Public Service to UPPCo allows for fully coordinated power purchase and plant dispatch operations of Public Service and UPPCo, up to the constraints posed by available transmission capacity.

             Third, this single integrated system will operate in a single area or region, the area delineated on Exhibit E-1, covering portions of Wisconsin and Michigan. WPSR already has operations in both Wisconsin and the Upper Peninsula where UPEN is located. In the 1995 Report, the Division has stated that the evaluation of the "single area or region" portion of the integration requirement "should be made . . . in light of the effect of technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration."/38 The 1995 Report also recommends primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements."/39 As set forth in Item 3.B.1.a)(2)(b), the Merger will result in economies and efficiencies for the utilities and, in turn, their customers.

   ------------
   38/  1995 Report at 72-74.

   39/  1995 Report at 73.

             Fourth, the system is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The combined service territories of Public Service and UPPCo will be in the eastern part of Wisconsin and a portion of the Upper Peninsula. They will serve a total of only 422,000 electric retail customers and 218,000 gas retail customers. UPPCo, being in a geographically isolated area of the Upper Peninsula, is bordered by Wisconsin Electric and Edison Sault./40 Public Service is the next closest utility to UPPCo. Other than Wisconsin Electric, Public Service is the only logical candidate offering potential for integrated operations. In fact, Public Service and UPPCo's transmission systems are only separated by sixty miles.

   ------------
   40/ If the merger between Wisconsin Energy Corp. and ESELCO is consummated, UPPCo will be bordered on both sides by Wisconsin Electric.

             The Commission's past decisions on "localized management" show that the Merger fully preserves the advantages of localized management.
   In these cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., 46 SEC 1299 (1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"), General Public Utilities Corp., 37 SEC 28, 36 (1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) the preservation of corporate identities, see Northeast Utilities, 51 S.E.C. Docket 504 (1990) (utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., 40 S.E.C. Docket 654 (1988) (benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iii) the ease of communications, see American Electric Power Co., 46 SEC 1299
   (1978) (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation").

             The Merger satisfies all of these factors. UPPCo and Public Service will continue to operate through numerous regional offices with local service personnel and line crews available to respond to customers' needs. Moreover, WPSR has undertaken to continue UPEN's commitments for community support within the service areas of UPPCo. After the Merger, UPPCo and Public Service will maintain their current headquarters while WPSR will maintain the system headquarters. Although the location of the corporate headquarters of WPSR will add distance from people who are served by UPPCo, this distance is, as noted by the Commission in the American Electric Power case, a relatively unimportant factor given the present ease of transportation and communications and the retention of UPPCo headquarters at its present location in the Upper Peninsula. Thus, the Merger will preserve all the benefits of localized management of UPPCo and Public Service.

             As described earlier in Item 3.B.1.a)(1)(b), the system will facilitate efficient operation. Finally, the Merger will not impair the effectiveness of state regulation. UPPCo and Public Service will continue their separate existence as before, and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the Wisconsin Commission and the Michigan Commission. In fact, the staff of each state commission has agreed that the Merger will not impair their ability to regulate Public Service and UPPCo. Letters from the commission staff are incorporated herein by reference as Exhibits APP-3 and APP-4 to Exhibit D-1. Additionally, the contracts between Public Service and UPPCo will be subject to approval and control as affiliate transactions by the Wisconsin Commission.

             3.   Section 10(f)

             Section 10(f) provides that:

             The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

   As described below in Item 4.A, the Merger does not require approval under either Michigan or Wisconsin law. Thus, all legal requirements under state law will have been complied with for the Merger to be consummated as required by the Merger Agreement.

        C.   Continued Exemption of WPSR From Registration

             As previously noted, WPSR and UPEN are both currently exempt from regulation under the Act, except for Section 9(a)(2). As indicated above, UPEN will be merged into WPSR, and UPPCo will become a direct subsidiary of WPSR. Since UPEN will not contribute any material part of WPSR's income, WPSR will remain an exempt holding company pursuant to Rule
   2. Therefore, WPSR, the surviving holding company, will file a claim for continued exemption from regulation under the Act, except for Section 9(a)(2), on Form U-3A-2, pursuant to Rule 2 of the Commission's rules and regulations./41

   -------------
   41/  17 C.F.R. Section  250.2.


   ITEM 4.   REGULATORY APPROVALS

        A.   State Regulatory Approval

             The Merger, as structured, does not require approval from either the Wisconsin Commission or Michigan Commission. In fact, WPSR informed both state commissions of the Merger and its belief that the Merger did not require approval from either commission. The staff of the Wisconsin Commission agreed that the Merger, as structured, did not implicate Sections 196.01(5), 196.795, or 196.80, Wis. Stats. The Wisconsin Commission staff letter is incorporated herein by reference as Exhibit APP-3 to Exhibit D-1. The Michigan Commission did not disagree with WPSR's belief that the Merger did not need approval of the Michigan Commission. The Michigan Commission staff letter is incorporated herein by reference as Exhibit APP-4 to Exhibit D-1.

        B.   Federal Power Act.

             Section 203 of the FPA, as amended, provides that no public utility shall sell or otherwise dispose of its FERC-jurisdictional facilities or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. Under Section 203, FERC will approve a merger if it finds the merger "consistent with the public interest." In reviewing a merger, FERC evaluates: (i) whether the merger will adversely affect competition, (ii) whether the merger will adversely affect rates, and (iii) whether the merger will impair the effectiveness of regulation. On January 23, 1998, an application was filed with the FERC for approval of the Merger. A copy of the FERC filing is filed as Exhibit D-1 hereto.

        C.   Antitrust.

             The HSR Act and the rules and regulations promulgated thereunder provide that certain transactions (including those contemplated by the Merger) may not be consummated until certain information has been submitted to the Antitrust Division of the Department of Justice and the FTC and specified HSR Act waiting period requirements have been satisfied. WPSR and UPEN will submit Notification and Report Forms and all required information to the Antitrust Division and the FTC and the Merger will not be consummated unless the applicable waiting period has expired or has been terminated.

             The expiration or earlier termination of the HSR Act waiting period would not preclude the Antitrust Division or the FTC from challenging the Merger on antitrust grounds. Neither WPSR nor UPEN believes that the Merger will violate federal antitrust laws. If the Merger is not completed within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, WPSR and UPEN would be required to submit new information to the Antitrust division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Merger could be completed.

             Except as set forth above, no other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the Merger proposed herein.

        ITEM 5.   PROCEDURE

             The Commission is respectfully requested to issue and publish not later than March 2, 1998, the requisite notice under Rule 23 with respect to the filing of this application, such notice to specify a date not later than April 1, 1998 by which comments may be entered and a date not later than April 6, 1998 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

             It is submitted that a recommended decision by a hearing or other responsible office of the Commission is not needed for approval of the proposed Merger. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

   ITEM 6.      EXHIBITS AND FINANCIAL STATEMENTS

        A.   Exhibits

   A-1 Restated Articles of Incorporation of WPSR as filed on February 28, 1994, (filed as Exhibit B to Amendment No. 1 to WPSR's Registration Statement on Form S-4, Reg. No. 33-52199 and incorporated herein by reference).

   A-2 Articles of Incorporation of Public Service (filed as Exhibit 3A to Form 10-K for the year ended December 31, 1989, and Amendment to Articles of Incorporation dated June 9, 1993, filed as Exhibit 3 to Form 8-K filed June 10, 1993, and incorporated herein by reference).

   A-3 Articles of Incorporation of UPEN (filed as Exhibit 3(i) to Registration Statement, File No. 33-24066 and incorporated herein by reference).

   A-4 Articles of Incorporation of UPPCo (filed as Exhibit 3.1(a) to Form 10-K, File No. 0-17427 and incorporated herein by reference).

   B-1 Agreement and Plan of Merger (Merger Agreement) (filed as Appendix A to Proxy Statement/Prospectus contained in WPSR's Registration Statement No. 333-34401 on Form S-4 and incorporated herein by reference).

   C-1 Registration Statement of WPSR on Form S-4 (as amended) (filed as Registration Statement No. 34-34401 and incorporated herein by reference).

   D-1    Application filed with the FERC requesting approval of the Merger.

   E-1 Map of service areas and transmission systems of UPPCo and Public Service (Exhibit I to Exhibit D-1 hereto).

   E-2 List of generating facilities in which Public Service has an ownership interest (Exhibit APP-11 to Exhibit D-1 hereto).

   E-3 List of generating facilities in which UPPCo has an ownership interest (Exhibit APP-12 to Exhibit D-1 hereto).

   E-4    UPEN corporate chart (Exhibit 2 to Exhibit D-1 hereto).

   E-5    WPSR corporate chart (Exhibit 2 to Exhibit D-1 hereto).

   E-6    Post-merger corporate chart (Exhibit 2 to Exhibit D-1 hereto).

   F-1    Preliminary Opinion of Counsel (to be filed by Amendment)

   F-2    Past-tense Opinion of Counsel (to be filed by Amendment)

   G-1 Annual Report of WPSR on Form 10-K for the year ended December 31, 1996 (File No. 1-11337 and incorporated herein by reference).

   G-2 Annual Report of UPEN on Form 10-K for the year ended December 31, 1996 (File No. 017427 and incorporated herein by reference).

   G-3 Quarterly Reports of WPSR on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997 (File No. 1-11337
          and incorporated herein by reference).

   G-4 Quarterly Reports of UPEN on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997 (File No. 0-17427
          and incorporated herein by reference).

   G-5 Current Reports of WPSR on Form 8-K dated March 10, 1997, June 7, 1997, and October 20, 1997 (File No. 1-11337 and incorporated herein by reference).

   G-6 Current Report of UPEN on Form 8-K dated July 18, 1997 (File No. 0-17427 and incorporated herein by reference).

   H-1 Commission Order dated August 10, 1994, granting WPSR an exemption under Section 3(a)(1), Release No. 35-26101.

   H-2 Form U-3A-2 of Public Service for 1996, filed on February 27, 1997 (File No. 69-35 and incorporated herein by reference).

   H-3 Form U-3A-2 of UPPCo for 1996, filed on February 27, 1997 (File No. 69-355 and incorporated herein by reference).

   I-1 Opinion of Wasserstein Perella & Co., Inc. (filed as Appendix B to Proxy Statement/Prospectus contained in WPSR's Registration Statement No. 333-34401 on Form S-4 and incorporated herein by reference).

   J-1    Proposed Form of Notice

        B.   Financial Statements

   FS-1   Unaudited Pro Forma Combined Balance Sheet as of December 31, 1997.

   FS-2   Unaudited Pro Forma Combined Statements of Income as of December
          31, 1997.

   FS-3 Unaudited Pro Forma Combined Statements of Income for its last three fiscal years (Exhibit C-1 hereto).

   FS-4 WPSR Consolidated Balance Sheet as of December 31, 1996 (see Annual Report of WPSR on Form 10-K for the year ended December 31, 1996 (Exhibit F-1 hereto)).

   FS-5 WPSR Consolidated Statements of Income for its last three fiscal years (see Annual Report of WPSR on Form 10-K for the year ended December 31, 1996 (Exhibit F-1 hereto)).

   FS-6 UPEN Consolidated Statements of Income for the years ended December 31, 1996, 1995 and 1994 (Exhibit C-1 hereto).

   FS-7 UPEN Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994 (Exhibit C-1 hereto).

   FS-8 UPEN Consolidated Balance Sheets for the years ended December 31, 1996 and 1995 (Exhibit C-1 hereto).

   FS-9 UPEN Unaudited Consolidated Statements of Income for the nine months ended September 30, 1997 and 1996 (Exhibit C-1 hereto).

   FS-10 UPEN Unaudited Statements of Cash Flows for the nine months ended September 30, 1997 and 1996 (Exhibit C-1 hereto).

   FS-11 UPEN Unaudited Consolidated Balance Sheets for the nine months ended September 30, 1997 (Exhibit C-1 hereto).


        ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

             The Merger neither involves "major federal actions" nor "significantly affects the quality of the human environment" as those terms are used in Section (2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4332. The only federal actions related to the Merger pertain to the Commission's declaration of the effectiveness of the Joint Registration Statement, the approvals and actions described under Item 4 and Commission approval of this Application. Consummation of the Merger will not result in changes in the operations of UPPCo or Public Service that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                      WPS Resources Corporation


                                 By:  /s/ Patrick D. Schrickel
                                      Patrick D. Schrickel,
                                      Executive Vice President

                                 Date:     February 25, 1998

                                Index of Exhibits

                      EXHIBIT DESCRIPTION TRANSMISSION METHOD

        Method         Exhibit
       of Filing        Number                    Description

    By Reference         A-1       Restated Articles of Incorporation of
                                   WPSR as filed on February 28, 1994 (filed
                                   as Exhibit B to Amendment No. 1 to WPSR's
                                   Registration Statement on Form S-4, Reg.
                                   No. 33-52199 and incorporated herein by
                                   reference).
    By Reference         A-2       Articles of Incorporation of Public
                                   Service (filed as Exhibit 3A to Form 10-K
                                   for the year ended December 31, 1989, and
                                   Amendment to Articles of Incorporation
                                   dated June 9, 1993, filed as Exhibit 3 to
                                   Form 8-K filed June 10, 1993, and
                                   incorporated herein by reference).
    By Reference         A-3       Articles of Incorporation of UPPCo (filed
                                   as Exhibit 3(i) to Registration
                                   Statement, File No. 33-24066 and
                                   incorporated herein by reference).
    By Reference         A-4       Articles of Incorporation of UPPCo (filed
                                   as Exhibit 3.1(a) to Form 10-K, File No.
                                   0-17427 and incorporated herein by
                                   reference).
    By Reference         B-1       Agreement and Plan Merger (Merger
                                   Agreement)  (filed as Appendix A to Proxy
                                   Statement/Prospectus contained in WPSR's
                                   Registration Statement No. 333-34401 on
                                   Form S-4 and incorporated herein by
                                   reference).
    By Reference         C-1       Registration Statement of WPSR on Form S-
                                   4 (as amended) (filed as Registration
                                   Statement No. 34-34401 and incorporated
                                   herein by reference).
                         D-1       Application filed with the FERC
                                   requesting approval of the Merger (to
                                   be filed by Amendment)
                         E-1       Map of service areas and transmission
                                   systems of UPPCo and Public Service
                                   (Exhibit I to Exhibit D-1 hereto to be
                                   filed by Amendment).
                         E-2       List of generating facilities in which
                                   Public Service has an ownership interest
                                   (Exhibit APP-11 to Exhibit D-1 hereto to be
                                   filed by Amendment).
                         E-3       List of generating facilities in which
                                   UPPCo has an ownership interest (Exhibit
                                   APP-12 to Exhibit D-1 hereto to be
                                   filed by Amendment).
                         E-4       UPEN corporate chart (Exhibit 2 to
                                   Exhibit D-1 hereto to be
                                   filed by Amendment).
                         E-5       WPSR corporate chart (Exhibit 2 to
                                   Exhibit D-1 hereto to be
                                   filed by Amendment).
                         E-6       Post-merger corporate chart (Exhibit 2 to
                                   Exhibit D-1 hereto to be
                                   filed by Amendment).
                         F-1       Preliminary Opinion of Counsel (to be
                                   filed by Amendment)
                         F-2       Past-tense Opinion of Counsel (to be
                                   filed by Amendment)
    By Reference         G-1       Annual Report of WPSR on Form 10-K for
                                   the year ended December 31, 1996 (File
                                   No. 1-11337 and incorporated herein by
                                   reference).
    By Reference         G-2       Annual Report of UPEN on Form 10-K for
                                   the year ended December 31, 1996 (File
                                   No. 0-17427 and incorporated herein by
                                   reference).
    By Reference         G-3       Quarterly Reports of WPSR on Form 10-Q
                                   for the quarters ended March 31, 1997,
                                   June 30, 1997, and September 30, 1997
                                   (File No. 1-1137 and incorporated herein
                                   by reference).
    By Reference         G-4       Quarterly Reports of UPEN on Form 10-Q
                                   for the quarters ended March 31, 1997,
                                   June 30, 1997, and September 30, 1997
                                   (File No. 0-17427 and incorporated herein
                                   by reference).
    By Reference         G-5       Current Reports of WPSR on Form 8-K dated
                                   March 10, 1997, June 7, 1997, and October
                                   20, 1997 (File No. 1-1137 and
                                   incorporated herein by reference.)
    By Reference         G-6       Current Report of UPEN on Form 8-K dated
                                   July 18, 1997 (File No. 0-17427 and
                                   incorporated herein by reference.)
    By Reference         H-1       Commission Order dated August 10, 1994,
                                   granting WPSR an exemption under Section
                                   3(a)(1), Release No. 35-26101.
    By Reference         H-2       Form U-3A-2 of Public Service for 1996,
                                   filed on February 27, 1997 (File No. 69-
                                   35 and incorporated herein by reference).
    By Reference         H-3       Form U-3A-2 of UPPCo for 1996, filed on
                                   February 27, 1997 (File No. 69-355 and
                                   incorporated herein by reference).
    By Reference         I-1       Opinion of Wasserstein Perella & Co.,
                                   Inc. (filed as Appendix B to Proxy
                                   Statement/Prospectus contained in WPSR's
                                   Registration Statement No. 333-34401 on
                                   Form S-4 and incorporated herein by
                                   reference).
    Filed                J-1       Proposed Form of Notice.
    Electronically
    Herewith
    Filed                FS-1      Unaudited Pro Forma Combined Balance
    Electronically                 Sheet as of December 31, 1997.
    Herewith
    Filed                FS-2      Unaudited Pro Forma Combined Statements
    Electronically                 of Income as of December 31, 1997.
    Herewith
    By Reference         FS-3      Unaudited Pro Forma Combined Statements
                                   of Income for its last three fiscal years
                                   (Exhibit C-1 hereto).
    By Reference         FS-4      WPSR Consolidated Balance Sheet as of
                                   December 31, 1996 (see Annual Report of
                                   WPSR on Form 10-K for the year ended
                                   December 31, 1996 (Exhibit F-1 hereto)).
    By Reference         FS-5      WPSR Consolidated Statements of Income
                                   for its last three fiscal years (see
                                   Annual Report of WPSR on Form 10-K for
                                   the year ended December 31, 1996 (Exhibit
                                   F-1 hereto)).
    By Reference         FS-6      UPEN Consolidated Statements of Income
                                   for the years ended December 31, 1996,
                                   1995 and 1994 (Exhibit C-1 hereto).
    By Reference         FS-7      UPEN Consolidated Statement of Cash Flows
                                   for the years ended December 31, 1996,
                                   1995 and 1994 (Exhibit C-1 hereto).
    By Reference         FS-8      UPEN Consolidated Balance Sheets for the
                                   years ended December 31, 1996 and 1995
                                   (Exhibit C-1 hereto).
    By Reference         FS-9      UPEN Unaudited Consolidated Statements of
                                   Income for the nine months ended
                                   September 30, 1997 and 1996 (Exhibit C-1
                                   hereto).
    By Reference        FS-10      UPEN Unaudited Statement of Cash Flows
                                   for the nine months ended September 30,
                                   1997 and 1996  (Exhibit C-1 hereto).
    By Reference        FS-11      UPEN Unaudited Consolidated Balance
                                   Sheets for the nine months ended
                                   September 30, 1997 (Exhibit C-1 hereto).